Berkeley Lights, Inc.

5858 Horton Street, Suite 320

Emeryville, California 94608

July 14, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Julie Sherman Angela Connell Christopher Edwards Christine Westbrook

Re:	Berkeley Lights, Inc. Registration Statement on Form S-1 (Registration No. 333-239487)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-239487) (the “Registration Statement”) of Berkeley Lights, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 PM, Washington, D.C. time, on July 16, 2020, or as soon as practicable thereafter, or at such other time as our legal counsel, Latham & Watkins LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014 or Alexander White at (415) 395-8222.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Thank you for your assistance in this matter.

Very truly yours, BERKELEY LIGHTS, INC.

By:	/s/ Eric Hobbs
Eric Hobbs, Ph.D. Chief Executive Officer

CC:	Eric Hobbs, Ph.D., Berkeley Lights, Inc.

Brian Cuneo, Latham & Watkins LLP

Alexander White, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP